Filed Pursuant to Rule 424(b)(3)
Registration No. 333-228722

PROSPECTUS SUPPLEMENT NO. 1

(To prospectus dated February 12, 2019)

WAITR HOLDINGS INC.

Common Stock

This prospectus supplement supplements and amends the preliminary prospectus dated February 12, 2019 (the “Prospectus”). This prospectus supplement, together with the Prospectus, may be used by the selling security holder we identify in this prospectus supplement, and her respective transferees, pledges, donees or successors-in-interest, to resell shares of our common stock held by such stockholder. We will not receive any proceeds from the sale of these shares by the selling securityholder.

This prospectus supplement should be read in conjunction with an accompanied by the Prospectus and is qualified by reference to the Prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the Prospectus. Capitalized terms that are not defined in this prospectus supplement are defined in the Prospectus.

The table below updates the information in the selling securityholder table in the Prospectus covering the resale of 179,220 shares of our common stock beneficially owned by Sara Nicole Rivera as a result of the transfer to her of 179,220 shares of our common stock by Carlos Rivera for no consideration.

Because the selling securityholder may sell, transfer or otherwise dispose of all, some or none of the shares of our common stock covered hereby, we cannot determine the number of such shares that will be sold, transferred or otherwise disposed of by the selling securityholder, or the amount or percentage of shares of our common stock that will be held by the selling securityholder upon termination of any particular offering. See “Plan of Distribution.” For the purposes of the table below, we assume that the selling securityholder will sell all their shares of common stock covered hereby.

	Shares of Common Stock Beneficially Owned		Shares of Common Stock Registered Hereby	Shares of Common Stock Beneficially Owned After Sale of All Shares of Common Stock Offered Hereby
	Shares	Percentage		Shares	Percentage
Carlos Rivera(1)	—	—	—	—	—
Sara Nicole Rivera	179,220	*	179,220	—	—

*	Represents beneficial ownership of less than 1%

(1)	Current or former employee of the Company or a subsidiary of the Company.

Information about the selling securityholders may change over time. Any changed information given to us by the selling securityholders will be set forth in additional prospectus supplements if and when necessary.

Investing in our securities involves risks. Please read carefully the section of the Prospectus entitled “Risk Factors” and the information incorporated by reference therein.

You should rely only on the information contained in the Prospectus, as supplemented or amended by this prospectus supplement and any other prospectus supplement or amendment thereto. We have not authorized anyone to provide you with different information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is April 7, 2020